

January 5, 2021

Subject: Certification of Financial Statements by Principal Executive Officer

I, Pete Bender, certify that:

(1) the financial statements of the Verge Brewing, LLC included in this form are true and complete in all material respects; and

(2) the tax return information of the Verge Brewing, LLC included in this form reflects accurately the information reported on the tax return for Verge Brewing filed for the fiscal year ended 12-31-2019 and 12-31-2020.

Peter J Bender
Verge Brewing, LLC
1931 Poplar Drive
Loveland, OH 45140

Profit and Loss

Personal

Date Range: Jan 01, 2020 to Dec 31, 2020

ACCOUNTS	Jan 01, 2020 to Dec 31, 2020
Total Income	**$0.00**
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$0.00**
As a percentage of Total Income	0.00%
Operating Expenses	
Advertising & Promotion	$438.70
Computer – Hosting	$335.00
Computer – Software	$391.19
Office Supplies	$55.56
Professional Fees & Dues	$6,445.50
Research & Development	$2,709.43
Uniforms	$53.50
Total Operating Expenses	**$10,428.88**
Net Profit	**-$10,428.88**
As a percentage of Total Income	0.00%

Balance Sheet

Personal

As of Dec 31, 2020

ACCOUNTS	Dec 31, 2020
Assets	
Cash and Bank	
Cash on Hand	$16,540.85
Total Cash and Bank	**$16,540.85**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$16,540.85**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Owner Investment / Drawings	$30,000.00
Retained Earnings	
Profit for all prior years	-$3,030.27
Profit between Jan 1, 2020 and Dec 31, 2020	-$10,428.88

Equity

Total Retained Earnings	**-$13,459.15**
Total Equity	**$16,540.85**

Cash Flow

Personal

Date Range: Jan 01, 2020 to Dec 31, 2020

CASH INFLOW AND OUTFLOW	Jan 01, 2020 to Dec 31, 2020
Operating Activities	
Sales	
Purchases	
Advertising & Promotion	-$438.70
Computer – Hosting	-$335.00
Computer – Software	-$391.19
Office Supplies	-$55.56
Professional Fees & Dues	-$6,445.50
Research & Development	-$2,709.43
Uniforms	-$53.50
Total Purchases	**-$10,428.88**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$10,428.88**

Investing Activities

Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	**$0.00**

Financing Activities

Loans and Lines of Credit	
Owners and Shareholders	
Received from Owner Investment / Drawings	$15,000.00
Total Owners and Shareholders	**$15,000.00**
Other	
Net Cash from Financing Activities	**$15,000.00**

OVERVIEW

Starting Balance	
Cash on Hand	$11,969.73
Total Starting Balance	**$11,969.73** As of 2020-01-01
Gross Cash Inflow	$15,000.00
Gross Cash Outflow	$10,428.88
Net Cash Change	**$4,571.12**
Ending Balance	
Cash on Hand	$16,540.85
Total Ending Balance	**$16,540.85** As of 2020-12-31

Profit and Loss

Personal

Date Range: Jan 01, 2019 to Dec 31, 2019

ACCOUNTS	Jan 01, 2019 to Dec 31, 2019
Total Income	**$0.00**
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$0.00**
As a percentage of Total Income	0.00%
Operating Expenses	
Advertising & Promotion	$954.12
Computer – Hosting	$300.00
Furniture & Electronics	$125.14
Professional Fees & Dues	$692.00
Research & Development	$959.01
Total Operating Expenses	**$3,030.27**
Net Profit	**-$3,030.27**
As a percentage of Total Income	0.00%

Balance Sheet

Personal

As of Dec 31, 2019

ACCOUNTS	Dec 31, 2019
Assets	
Cash and Bank	
Cash on Hand	$11,969.73
Total Cash and Bank	**$11,969.73**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$11,969.73**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Owner Investment / Drawings	$15,000.00
Retained Earnings	
Profit between Jan 1, 2019 and Dec 31, 2019	-$3,030.27
Total Retained Earnings	**-$3,030.27**

Equity

Total Equity	**$11,969.73**

Cash Flow

Personal

Date Range: Jan 01, 2019 to Dec 31, 2019

CASH INFLOW AND OUTFLOW	Jan 01, 2019 to Dec 31, 2019
Operating Activities	
Sales	
Purchases	
Advertising & Promotion	-$954.12
Computer – Hosting	-$300.00
Furniture & Electronics	-$125.14
Professional Fees & Dues	-$692.00
Research & Development	-$959.01
Total Purchases	**-$3,030.27**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$3,030.27**
Investing Activities	
Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	**$0.00**

Financing Activities

Loans and Lines of Credit	
Owners and Shareholders	
Received from Owner Investment / Drawings	$15,000.00
Total Owners and Shareholders	**$15,000.00**
Other	
Net Cash from Financing Activities	**$15,000.00**

OVERVIEW

Starting Balance	
Cash on Hand	$0.00
Total Starting Balance	**$0.00** **As of 2019-01-01**
Gross Cash Inflow	$15,000.00
Gross Cash Outflow	$3,030.27
Net Cash Change	**$11,969.73**
Ending Balance	
Cash on Hand	$11,969.73
Total Ending Balance	**$11,969.73** **As of 2019-12-31**